As filed with the Securities and Exchange Commission on January 22, 2015

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Euronav NV

(Exact name of Registrant as specified in its Charter)

Belgium	4412	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Euronav NV De Gerlachekaai 20 2000 Antwerpen Belgium Tel: 011-32-3-247-4411	Seward & Kissel LLP Attention: Gary J. Wolfe One Battery Park Plaza New York, New York 10004 Tel: (212) 574-1200
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)	(Name, address and telephone number of agent for service)

Copies to:

Gary J. Wolfe, Esq. Robert E. Lustrin, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 Tel: (212) 574-1200 (telephone number) Fax: (212) 480-8421 (facsimile number)	Stephen P. Farrell, Esq. Finnbarr D. Murphy, Esq. Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178 Tel: (212) 309-6000 (telephone number) Fax: (212) 309-6001 (facsimile number)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ 333-198625

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Ordinary Shares, no par value	$27,425,200	$3,187 (4)

(1)	Represents only the offering price for the additional ordinary shares being registered and includes ordinary shares that may be sold upon exercise of the underwriters’ option. Does not include the securities that the Registrant previously registered on the Registration Statement on Form F-1 (File No. 333-198625).
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	Calculated in accordance with Rule 457(o) under the Securities Act of 1933.
(4)	The Registrant previously paid a registration fee of $24,690 in connection with the filing of the Registrant’s Registration Statement on Form F-1 (333-198625), and the amount of $3,187 is being paid in connection with the filing of this Form F-1.

This Registration Statement shall become effective upon filing with the Commission in accordance with Rule 462(b) of the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This registration statement is being filed with respect to the registration of additional ordinary shares of the Registrant pursuant to Rule 462(b) under the Securities Act of 1933, as amended. The contents of the registration statement on Form F-1 (Registration No. 333-198625), initially filed by the Registrant with the Securities and Exchange Commission on September 8, 2014, as amended by Amendment No. 1 thereto filed on November 4, 2014, Amendment No. 2 thereto filed on January 15, 2015 and Amendment No. 3 thereto filed on January 20, 2015, and which was declared effective on January 22, 2015, including the exhibits thereto, are incorporated herein by reference. The Registrant is filing this registration statement for the purpose of increasing the aggregate maximum offering price of the ordinary shares being offered by $27,425,200 (including an additional aggregate offering price of $4,113,780 of the ordinary shares which may be sold in the event the underwriters exercise their option to purchase additional ordinary shares from the Registrant).

The required opinions and consents are listed on an Exhibit Index attached hereto and filed herewith.

PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.	Indemnification of Directors and Officers

I.	Belgian Law

Under Belgian law, subject to certain conditions, a company may undertake to indemnify its directors for liability that the directors might incur in the performance of their duties. Third-parties may also do so. In each case, the liability of the directors as such remains intact but the company or a third-party agrees to cover the financial consequences of the liability incurred.

The granting of such indemnification is subject to the following conditions and limitations.

(1)	It is generally accepted that a company cannot undertake to indemnify its own directors for any liability the directors might incur towards the company itself, as this would in advance render the ‘actio mandati’ ineffective. A third-party on the other hand, such as a shareholder or a group company, can validly undertake to indemnify directors for liability they might incur towards the company in which they serve as a director.

(2)	An indemnification commitment cannot cover liability as a result of fraud, wilful misconduct or intentional fault as this would go against public policy. Gross negligence, however, can be effectively covered if it is expressly provided for.

(3)	An indemnification commitment cannot cover criminal penalties imposed on directors personally. This would again be contrary to public policy. However, an indemnification commitment can cover the legal fees related to a criminal prosecution as well as the civil liability resulting from a criminal offence.

(4)	As a general rule, any undertaking to indemnify directors for liability they might incur must be in the corporate interest of the company granting the undertaking. When a company undertakes to indemnify its own directors, the corporate interest test may be satisfied when the indemnification undertaking is considered necessary to attract or to keep competent directors.

II.	Indemnification Agreement.

The Registrant has entered into an indemnification agreement with each of its directors. Pursuant to this agreement, the Company has agreed to indemnify such directors for the financial consequences of directors’ liability claims in relation to pollution to the highest extent permitted by law. This indemnification includes, to the extent legally permitted, compensation and advancement of all expenses in relation to any judicial procedure or dispute in which the director is or could become subject to a pollution liability claim within the framework of his responsibilities, compensation of all financial consequences including fines and costs of such judicial procedure or dispute initiated by a third-party and that have to be borne by the director, and the indemnification of such director’s legal spouse to the extent he/she is sought solely in his/her capacity as a spouse or because of his/her patrimonial interests in relation to the goods that are claimed as compensation for an alleged fault of a director.

Item 7.	Recent Sales of Unregistered Securities

On January 10, 2014, we received gross proceeds of $50.0 million upon the issuance of 5,473,571 of our ordinary shares in a private offering in Belgium mainly to a group of qualified investors at €6.70 per share (based on the USD/EUR exchange rate applied by the European Central Bank of EUR 1.00 per $1.3634 in effect on January 6, 2014). The ordinary shares were sold in offshore transactions to non-U.S. persons pursuant to Regulation S under the Securities Act of 1933, as amended, and in the United States to “qualified institutional buyers” as defined in, and in reliance on Rule 144A. The proceeds of the offering were used to partially finance the purchase price of the Maersk Acquisition Vessels.

On January 13, 2014, we issued 60 perpetual convertible preferred equity securities in a private offering in Belgium mainly to a group of qualified investors and to majority shareholders of ours for net proceeds of $150.0 million, which are convertible into ordinary shares of us, at the holders’ option. On February 6, 2014, we issued 9,459,286 ordinary shares upon the conversion of 30 out of the 60 issued and outstanding perpetual convertible preferred equity securities. The remaining 30 outstanding perpetual convertible preferred equity securities may be converted into ordinary shares at any time at the holders’ option at a price of $7.928715 per share. We have the option to convert our perpetual convertible preferred equity securities if our share price reaches a certain level over a certain period of time and our ordinary shares have been admitted to listing on the New York Stock Exchange or the Nasdaq Stock Exchange. In accordance with the terms of the perpetual convertible preferred equity securities, we may exercise this option and issue up to 9,459,286 ordinary shares for the contribution of the principal amount and, at our option, up to 2,837,785 ordinary shares for the payment of interest in shares over five years, totaling 12,297,071 shares, at or following the closing of this offering upon the conversion of the remaining 30 outstanding perpetual convertible preferred equity securities. These securities were sold in offshore transactions to non-U.S. persons pursuant to Regulation S under the Securities Act of 1933, as amended, and in the United States to “qualified institutional buyers” as defined in, and in reliance on Rule 144A. The proceeds of this offering were used for general corporate purposes. The perpetual convertible preferred equity securities bear interest at 6% during the first 5 years, which is payable annually in arrears in cash or in shares at our option.

On February 4, 2014, we issued $235.5 million in aggregate principal amount of seven-year redeemable unsecured bonds in an underwritten offering in Belgium mainly to a group of qualified investors. The bonds were issued at 85% of their principal amount and bear interest at a rate of 5.95% per annum for the first year, payable semi-annually in arrears, which will increase to 8.50% per annum for the second and third year and will further increase to 10.20% per annum from year four until maturity in 2021. We may redeem the bonds at any time at par. We may utilize a portion of the net proceeds of this offering to redeem the bonds. The bonds were sold in offshore transactions to non-U.S. persons pursuant to Regulation S under the Securities Act of 1933, as amended, and in the United States to “qualified institutional buyers” as defined in, and in reliance on Rule 144A. DNB Markets, a part of DNB Bank ASA, served as principal underwriter in this offering, for which it received customary fees. The proceeds of the bonds were used to partially finance the purchase price of the Maersk Acquisition Vessels.

On February 24, 2014, we received gross proceeds of $300.0 million upon the issuance of 32,841,528 of our ordinary shares in a private offering in Belgium mainly to a group of qualified investors at €6.70 per share (based on the USD/EUR exchange rate applied by the European Central Bank of EUR 1.00 per $1.3634 in effect on January 6, 2014). The ordinary shares were sold in offshore transactions to non-U.S. persons pursuant to Regulation S under the Securities Act of 1933, as amended, and in the United States to “qualified institutional buyers” as defined in, and in reliance on Rule 144A. The proceeds of the offering were used to partially finance the purchase price of the Maersk Acquisition Vessels.

On July 14, 2014, we received gross proceeds of $125.0 million upon the issuance of 10,556,808 of our ordinary shares in an underwritten private offering in Belgium mainly to a group of qualified investors at €8.70 per share (or $11.84 per share based on the USD/EUR exchange rate of EUR 1.00 per $1.3610). These securities were sold in offshore transactions to non-U.S. persons pursuant to Regulation S under the Securities Act of 1933, as amended, and in the United States to “qualified institutional buyers” as defined in, and in reliance on Rule 144A. Petercam NV, DNB Markets and Deutsche Bank AG served as the principal underwriters in this offering, for which they received customary fees. The proceeds of the offering were used to partially finance the purchase price of the four VLCC Acquisition Vessels.

Item 8.	Exhibits and Financial Statement Schedules

All exhibits previously filed or incorporated by reference in the Registrant’s Registration Statement on Form F-1, as amended (File No. 333-198625), are incorporated by reference into, and shall be deemed to be a part of, this filing, except for the following, which are filed herewith:

Number	Description

5.1	Opinion of Argo Law as to the legality of the securities being registered

8.1	Opinion of Seward & Kissel LLP with respect to certain U.S. tax matters

8.2	Opinion of Argo Law with respect to certain Belgium tax matters

23.1	Consent of KPMG

23.2	Consent of Argo Law (included in Exhibit 5.1 and Exhibit 8.2)

23.3	Consent of Seward & Kissel LLP (included in Exhibit 8.1)

24.1	Powers of Attorney (included in the signature page to the Registration Statement on Form F-1 (File No. 333-198625) initially filed by the Registrant with the Securities and Exchange Commission on September 8, 2014 and incorporated by reference herein).

Item 9.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Antwerp, Belgium on the 22nd day of January, 2015.

EURONAV NV

By:	/s/ Patrick Rodgers
Name:	Patrick Rodgers
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on January 22, 2015.

Signature	Title

/s/ * Patrick Rodgers	Chief Executive Officer (Principal Executive Officer), Director

/s/ * Hugo De Stoop	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ * Peter G. Livanos	Director, Chairman of the Board of Directors

/s/ * Marc Saverys	Director, Vice Chairman of the Board of Directors

/s/ * Ludwig Criel	Director

/s/ * Alexandros Drouliscos	Director

/s/ * Daniel R. Bradshaw	Director

/s/ * William Thomson	Director

/s/ * Alice Wingfield Digby	Director

/s/ * John Michael Radziwill	Director

/s/ * Julian Metherell	Director

*By:	/s/ Gary J. Wolfe
Gary J.Wolfe

Authorized Representative

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of the Registrant in the United States, has signed this registration statement in the City of Newark, State of Delaware, on January 22, 2015.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Authorized Representative in the United States